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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                Commission File Number 000-24569
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                          NOTIFICATION OF LATE FILING

(Check One):   [X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR
For Period Ending: May 31, 2001                                    [ ]Transition
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Report on Form 10-K                 [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form 20-F      [ ]Transition Report on Form N-SAR
     [ ]Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I.  Registrant Information

Full name of registrant     CASH TECHNOLOGIES, INC.
                        ---------------------------
Former name if applicable


Address of principal executive office (Street and number) 1434 West 11th Street
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City, State and Zip Code   Los Angeles, Ca 90015
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                       Part II.  Rule 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.
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                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Cash Technologies, Inc. (the "Company") is unable to file its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2001 without unreasonable expense and effort due to the inability of management and its independent auditors to finish the required financial statements for the fiscal year with sufficient time for management to review the financial statements and to prepare the management discussion and analysis.

                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification
     Edmund King                     (213) 745-2000
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     (Name)                    (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cash Technologies, Inc.
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     (Name of registrant as specified in charter)

          CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 28, 2001                            By /s/ EDMUND KING
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                                                  Chief Financial Officer
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Additional information and explanation regarding Part IV Response 3.

     Revenue for the prior fiscal year ended May 31, 2000 was $1,161,764, as compared to an estimated $490,000 for the current fiscal year. This is due primarily to a reduction in currency processing and the change from a free placement of the Company's Coinbank coin processing machines to a sales model. Additionally, the Company will be reflecting as current liabilities its notes outstanding in the principal amount of $3,362,000. The Company's operating loss for the fiscal year ended May 31, 2001 is expected to approximate $3,300,000 compared to $6,223,335 for the prior fiscal year end, as a result of the Company's ability to reduce its operating expenses. As a result of the inability to complete the financial statements, the Company is unable to definitively determine the changes from the previous fiscal year end.